Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Scott P. Doney~	Joe Laxague~	Facsimile: 702-944-7100
Email: kcane@caneclark.com

December 12, 2007

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Mail Stop 0409

Attention: Duc Dang, Staff Attorney, Division of Corporation Finance

Re:  Media Sentiment, Inc.
        Amendment No. 1 to Registration Statement on Form SB-2
        Filed October 24, 2007
        File No. 333-144101
____________________________________________________________________

We write on behalf of Media Sentiment, Inc. (the “Company”) in response to your letter of November 29, 2007, by Elaine Wolff, Branch Chief for of the United States Securities and Exchange Commission (the “Commission”), regarding the above-referenced Amendment No.1 to Registration Statement on Form SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, the Second Amended Registration Statement on Form SB-2 (the “Second Amended SB-2”).

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

General

1.
We note your response to comment one of our letter dated July 31, 2007. We continue to note that you disclose that the “sales price to the public is marked at $0.50 per share.” It is not clear how you are able to mark the sale price to the public since the shareholders are not providing any consideration for the shares being distributed. Please revise to explain.

In response to this comment, the company revised its disclosure to explain the transaction as a spin-off distribution, and not a sale to the public at a per share price.

2.
We note your response to comment two. We also note that you continue to disclose that this offering will be conducted pursuant to Rule 415 of Regulation C. Please explain why the distribution to Debut Broadcasting Corporation, Inc.’s (DBI) shareholders is done on a delayed or continuous basis. Also, we note your response that this registration is in compliance with Rule 415(a)(1)(i) of Regulation C. The referenced rule and subsection preclude offerings by persons of which the registrant is a subsidiary. Since you are registering the distribution of your parent company, it is not clear how your response is correct. Please revise to clarify.

In response to this comment, the company revised its disclosure to indicate that the offering will not be conducted pursuant to Rule 415 of Regulation C.

Summary, Page 4

3.
Please revise to clarify what continuing relationship you will have with your parent once your shares are spun off. If there will be no continuing relationship, please revise to discuss the relevance of the disclosure about the operations of DBI on page 5.

In response to this comment, the company revised its disclosure to omit reference to the operations of DBI on page 5, but to explain the relationship between the entities.

4.
We note the disclosure on the top of page 6 that you may contact the OTCBB and seek sponsorship “upon our subsidiary becoming a reporting entity.” Please revise to clarify the subsidiary you are referring to.

In response to this comment, the disclosure was incorrectly stated and has been omitted.

Risk Factors, page 7

5.	We note your response to comment 10. Please revise to clarify the ownership percentage that the note holder would have compared to the shareholders who will receive shares in the spin-off.

If both notes are converted, then the ratio would be 80% for Tunde Munz-Abraham, the wife of our President and CEO, and Marian Munz, while the spun-off shareholders will own 20%.

Significant Employees, page 28

6.
We note the revised disclosure on page 28 that Marian Munz and William White do not receive compensation for their duties as officers and instead receive pay for their services as independent contractors. In the appropriate section, please revise to describe the services that they proved as independent contractors. On page 48, we note that they are paid $300 per 8 hours worked. Since you disclose they do not receive pay for fulfilling their duties as officers, please revise to clarify if that means they also devote non-paid time to you outside of the independent contracting parameters.

In response to this comment, both Marian Munz and William White devote non-paid time outside of the independent contracting parameters, with regards to their officer positions. There is no current employment agreement between the company and either Marian Munz or William White.

7.
We note the revised disclosure here in response to comment 23 that you carry out your business through independent contractors. Based on that response, it appears that independent contractors maintain and update your website and market you service to consumers. Since the independent contractors appear to be an integral part of your business, please revise to identify the material contractors and discuss the services that they perform for you. Include in such disclosure the material terms of the agreements controlling your relationships with contractors and file those agreements or explain why they should not be filed as exhibits.

In response to this comment, the maintenance and update of our web site as well as marketing activities rely on MSI’s ability to maintain relationship with its current independent contractors as well as its ability to find new independent contractors that could take over those activities if need be. Some of the independent contractor agreements have been transferred from DBI, the parent company, through mutual agreement. Contractually, the work has been done as “work for hire” and the company owns the code and the intellectual property resulting from any work performed under these agreements.

The company filed the independent contractor agreements.

Strategy, page 37

8.
We note the revised disclosure on page 37 that Mr. Munz is assembling additional news sources and public companies to add value to your product. Please revise to quantify the number of companies you are currently able to provide “media sentiment” about.

In response to this comment, the company is currently scanning news sources for public companies trading on NYSE and NASDAQ. According to the company’s internal reports, for the nine months ending September 30, 2007 the company has given media sentiment for: 1,344 HeadsUp sentiment measurements, 2,424 UpperHand sentiment measurements and 258 BigMoves sentiment measurements.

9.
We note your response to comment 40 and the revised disclosure on page 38 that you are differentiated from your competitors because you target individual investors and that you have an “edge” over such competitors because you provide near-real time sentiment analysis. Please provide us with the basis for the implication that your competitors do not target individual investors. Also provide us with the basis for the implication that none of your competitors are able to offer near-real time sentiment analysis.

In response to this comment, the Company revised its disclosure to state: “while these firms have developed and may develop technology and software that function in a similar fashion to ours, we are differentiated in the marketplace by having Media Sentiment our registered trademark and our patent-pending technology.”

Research and Development Expenditures, page 39

10.
We note the additional disclosure that all your research and development is performed by independent contractors. Please revise to clarify if you have any ownership rights to the intellectual property developed and used by your company. Also, please revise to discuss the material terms of the contractor relationship you have that leads to the development of your products/services.

In response to this comment, the company’s contracts with the independent contractors specify that they provide “work for hire” and contain restrictions with regards to confidentiality and competing services.

Management’s Discussion and Analysis, page 41

11.
We note the revised disclosure in response to comment 46. The results of operations disclosure should be substantially revised to provide shareholders with a more in-depth understanding of the changes in your line items discussing the reasons behind such changes.

In response to this comment, the company updated its Results of Operations Disclosure accordingly.

12.
We further note from the disclosure that a substantial portion of your revenues is derived from the “rental fees for use of your mailing and emailing distribution lists.” As such, please revise to discuss this revenue earning activity in you Item 101 of Regulation SB and elaborate here. Also, for all periods where comparisons are discussed please disclose separately your revenues from the media sentiment business and your mail and email rental business.

In response to this comment, the company has provided a more in-depth discussion of the changes in the line items and the reasons behind such changes. See new MD&A section.

Critical Accounting Policies, page 42

13.
We have read your response to comment 50 and reviewed the corresponding disclosures. Your disclosures of critical accounting policies duplicate what is disclosed in your notes to the financial statements. While notes to the financial statements describe the method used to apply an accounting principle, your discussion within MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please expand your disclosures accordingly. Reference is made to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

In response to this comment, the company revised its Critical Accounting Policies accordingly.

Liquidity and Capital Resources, page 44

14.	We note the revised disclosure here in response to comment 51. We reissue the comment.

In response to this comment, the company has provided a more in-depth discussion of the changes in the line items and the reasons behind such changes. See new MD&A section.

15.
We note the revised disclosure here that “management is of the opinion that sufficient working capital will be obtained.” Please revise to discuss the basis for that opinion in light of your experience with generating cash from operations. Discuss the “external financing” that you will rely upon, unless you are only referring to the credit line and credit card.

In response to this comment, the company has provided a more in-depth discussion of the changes in the line items and the reasons behind such changes. See new MD&A section.

16.	Because the credit line appears to be a material source of cash for you, please revise to identify the source of credit line and discuss the repayment terms of such line.

In response to this comment, the company revised its MD&A to disclose the identity and repayment terms of its 2 credit lines.

Going Concern, page 44

17.
We note the revised disclosure that you believe that your business “provides a realistic opportunity for the company to achieve profitability.” Please revise to discuss the basis for this belief in light of your experience with recurring losses, the comparison of your assets and liabilities, and the substantial doubt raised by your auditors about your ability to continue as a going concern.

In response to this comment, the company revised its disclosure to discuss its recurring losses, working capital deficit and doubt raised by the company’s auditor.

18.
Please revise to provide the basis for the disclosure that your “continuing investment of time and money on the business of Media Sentiment products will improve the company’s cash flow, and ability to raise additional capital. . . .” Also, discuss the nature of your continuing investment and discuss that in connection with the limited amount of time your management devotes to the company.

In response to this comment, please see the revised disclosure under Going Concern.

19.	Please revise to disclose here the fact that your auditors have raised substantial doubt about your ability to continue as a going concern.

In response to this comment, please see the revised disclosure under Going Concern.

Certain Relationships and Related Transactions, page 45

20.	Please revise to discuss the repayment terms associated with the two notes from your president and his wife.

In response to this comment, the company included the repayment terms associated with the two notes.

21.
Please revise to discuss the direct and/or indirect consideration received by your president or any principal shareholder as part of the reverse merger. Also, revise to quantify the consideration received from the sale of his shares in DBI to independent investors.

In response to this comment, no direct and/or indirect consideration was received by our president or any principal shareholder as part of the reverse merger. Subsequent to the closing of the merger, Marian Munz sold his shares in DBI for a $100,000.

22.
We note the revised disclosure that your president released DBI from its debt to him. Please revise to quantify those obligations and discuss the consideration he received, directly or indirectly, as part of the agreement to release DBI from the noted debt.

In response to this comment, on October 31, 2006, DBI moved all its assets and business to Media Sentiment in anticipation of a merger and spin-off of the existing business. Included in that transaction were notes to Marian Munz and his wife, Tunde Munz-Abraham that are now the obligation of Media Sentiment.

Rule 144 Shares, page 46

23.
It is not clear from your disclosure on page 46 if you intend to state that the shares owned by DBI are able to be resold pursuant to Rule 144 absent registration. Please revise this disclosure since your parent is unable to rely upon Rule 144 and is currently distributing its shares.

In response to this comment, the disclosure was omitted.

Changes In And Disagreements with Accountants, page 51

24.	We note your disclosures regarding the change in accountants. Please expand your disclosures to fully comply with the requirements outlined Item 304 of Regulation S-B.

In response to this comment, the company revised its disclosure to meet the requirements of Item 304 of Regulation S-B.

General

25.	Please continue to monitor the updating requirements of item 310(g) of Regulation S-B.

In response to this comment, the company will continue to monitor the updating requirements of item 310(g) of Regulation S-B.

26.
We have read and considered your responses to comments 8, 21, 58, 61, and 62. We note that you continue to present the audited financial statements of California News Tech and Subsidiary, your parent corporation prior to the Debut Broadcasting acquisition, for the years ended December 31, 2006, 2005, and 2004. Your responses to our comments seem to indicate that the audited financial statements of your parent corporation are not fully indicative of your own activity. Please explain to us how you considered presenting your own financial statements on a stand-alone basis for the required periods. In your response to this comment, please tell us CNT’s total revenues, expenses and carrying value of consolidated assets and liabilities, as reported in CNT’s financial statements, that were not transferred to MSI. Also, compare these amounts to the revenues, expenses and carrying value of the assets and liabilities transferred to MSI. Reference is made to SAB topic 1.B for things to consider when preparing financial statements of subsidiaries on a stand alone basis and Item 310(a) of Regulation S-B for the required periods to be filed.

In response to this comment, the Company, in footnote 8 to its third quarter of 2007 financial statements disclosed CNT’s total revenues, expenses and carrying value of consolidated assets and liabilities, as reported in CNT’s financial statements, that were not transferred to MSI as compared to the revenues, expenses and carrying value of the assets and liabilities transferred to MSI. The underlying reasoning for using CNT for comparative financial statements and presenting MSI as a stand-alone entity is also discussed.

Note 3. Going Concern and Liquidity, page F-9

27.
We have read your response to comment 50 and reviewed the corresponding expanded disclosures. Your notes to the financial statements do not appear to have been revised and your expanded disclosures in your MD&A are not sufficient in detail. In addition, our request for representation from management to be included in the expanded disclosures has not been addressed. Please disclose in detail your viable plan to overcome the Company’s financial difficulties. Accompany this disclosure with a representation from management that this plan is reasonably capable of removing the threat to the continuation of the business during the twelve month period following the most recent balance sheet presented. Your disclosures in both the MD&A and your notes to the financial statements should be consistent. See Section 607.02 of Financial Reporting Codification.

In response to this comment, the Company revised its MD&A section.

Comparative Statements of Operations, page F-16

28.
Please refer also to notes 2 and 4 on pages F-20 and F-21 relating to fully diluted loss per share. We noted that the effect of assuming full conversion of the convertible notes was antidilutive. Please explain to us how you considered paragraph 16 of SFAS 128 in your computation of diluted per share amount. Also, revise to present loss per share amounts rounded to the nearest cent in order not to imply a greater degree of precision than exists.

In response to this comment, the Company has revised its financial statements to meet the requirements of paragraph 16 of SFAS 128 and now reports its loss per share rounded to the nearest cent.

Thank you for the opportunity to respond to these comments. Please feel free to contact me at the number provided above with any further questions or comments.

Sincerely,

/s/ Scott Doney
Scott Doney, Esq.
Cane Clark, LLP